UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Ammendment No.1)*


Kentucky Electric Steel Inc
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(Name of Issuer)



Common Stock par value of stock $0.01 per share
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(Title of Class of Securities)

49127B100
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(CUSIP Number)


Performance Capital Group, LLC
14 Wall Street, 27th Floor
New York,  New York, 10005
(212) 433-7777
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


Oct 25, 2002 (corrective Filing to the 13G filed Feb 13,2003)
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on thisform with respect to the subject class of securities, and forany subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).


CUSIP NO. 49127B100                             Page 2 of 5 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Performance Capital Group, LLC
      Tax I.D.:  13-4067067
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
                                                                (b) [_]
---------------------------------------------------------
      SEC USE ONLY
 3

----------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      New York
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                                              SOLE VOTING POWER
                                        5
   NUMBER OF
                                             0
   SHARES           -------------------------------------------------
                                              SHARED VOTING POWER
   BENEFICIALLY                         6

   OWNED BY                                   0
                    -------------------------------------------------
   EACH                            SOLE DISPOSITIVE POWER
                                        7
   REPORTING
                                             0
   PERSON           ----------------------------------------
                                        SHARED DISPOSITIVE POWER
   WITH:                                8
                                              0
----------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          0

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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10       SHARES (SEE INSTRUCTIONS)
                                                                   [_]
---------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         0%

-----------------------------------------------------------------------
         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
         BD

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Item 1.

         (a)  Name of Issuer

              Kentucky Electric Steel Inc

         (b)  Address of Issuer's Principal Executive Offices
             P.O. BOX 3500
             Ashland, KY 41105-3500


Item 2.

         (a)  Name of Person Filing

              Performance Capital Group, LLC

         (b)  Address of Principal Business Office or, if none, Residence

              14 Wall Street, 27th Floor
              New York, NY 10005

         (c)  Citizenship

              New York

         (d)  Title of Class of Securities

               Common Stock, No par value

         (e)  CUSIP Number

              49127B100

Item 3.

              If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [X] Broker or dealer registered under Section 15 of the Exchange Act.

              (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

    (a)Amount beneficially owned: 0
    (b)Percent of class:  0%
    (c)Number of shares as to which the person has:

    (i)Sole power to vote or to direct the vote 0
   (ii)Shared power to vote or to direct the vote - 0
   (iiiSole power to dispose or to direct the disposition of 0
   (ivShared power to dispose or to direct the disposition of - 0

Item 5.  Ownership of Five Percent or Less of a Class.

This Schedule 13G is being filed to report that the reporting person has ceased to be the owner of more than 5% of the outstanding shares of Common Stock of the Company.

Item 6.  Ownership of More than

Not Applicablw

Item 7. Identification and Classification of the Subsidiary Which Acquired the Not Applicable

Item 8.  Identification and Classification of Members of the Group.
Not Applicable

Item 9.  Notice of Dissolution of a Group.

     Not applicable.

Item 10. Certification.

     (b) This Schedule 13G is being filed pursuant to Rule 13d-1(b):


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set
forth in this statement is true, complete and correct.

                                               Feb 14, 2003
                                         ----------------------------------
                                                      Date

                                           /s/ Matthew Brand
                                     ----------------------------------
                                              Matthew Brand
                                           Title: Managing Director

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